

October 3, 2013

Via E-mail

Eric Lipar
Chief Executive Officer
LGI Homes, Inc.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas, 77380

> **Re: LGI Homes, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2013**
> **File No. 333-190853**

Dear Mr. Lipar:

Please respond to this letter by providing the requested information and submitting an amended registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

General

1. We note your disclosure that you face competition from certain private homebuilders in certain of your markets. Please clarify, at appropriate places throughout the prospectus, in which markets you face which class of competitors.

Explanatory Note, page iii

2. We note your statement here that "we," "us," "our" or similar terms, when used in the present tense or prospectively refer to the Predecessor and the LGI/GTIS Joint Ventures. Please revise this statement, as it does not appear that you use the term in this manner in your prospectus when speaking the present tense, and please refrain from the using the term in this manner, as it is unnecessarily confusing for investors.

Summary, page one

3. Please advise as to what consideration was given to using a phrase other than "on a pro forma basis for the Transactions" to indicate that the data you are referring to includes the

LGI/GTIS Joint Ventures. The phrase "for the Transactions" is unclear, particularly in the portion of your prospectus preceding any discussion of the Transactions (that is, before page eight).

4. Please refer to comment six of our letter dated September 11, 2013. Your summary and Business sections continue to be highly unbalanced. For example, despite having noted that you face intense competition from both local and national homebuilders you never mention these companies other than to note your strong financial performance relative to them. While you emphasize affordable locations, you do not make apparent the distance of your locations from urban centers. You emphasize your "proven ability to expand into new geographic markets, but you have only recently entered markets outside of Texas and Phoenix. Please note that these examples are not exclusive. Please ensure that your disclosure presents a full and balanced presentation of your strengths, weaknesses, and the risks that your business faces both as a whole and in each of its markets, particularly in light of your continued expansion plans.

Unaudited Pro Forma Financial Information, page 49

5. We note your response to prior comment 11. Please expand your pro forma Note (f) to fully explain the nature of preferential return and how such amount was determined.

Notes to Unaudited Pro Forma Balance Sheet, page 54

6. We refer you to Note (h) to your pro forma balance sheet. Please separately quantify the amount of the net deferred tax liability related to warranty reserves and property and equipment and your conversion to a taxable entity. Please fully explain the nature of the adjustment related to warranty reserves. In this regard, as discussed in Note (k), we note the $.7 million pro forma adjustment to accrued expenses and other liabilities relates to the settlement of accrued liabilities for management and executive bonuses.

7. We refer you to Note (i) to your pro forma balance sheet and your intention to make a $4.5 million cash distribution to the equity owners of the entities comprising your predecessor for estimated income taxes on the results of operations for the period from January 1, 2013 through the closing of this offering. Please revise your pro forma balance sheet to reflect a pro forma adjustment to accrue for this payment or tell us why this is not necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, age 66

Overview, page 66

8. We note the disclosure you have added to page 68 in response to comment 18 of our letter dated September 11, 2013. Please disclose the source of funding for your material

capital commitments as well as the fact that you have not yet generated revenues in these markets.

Our Business, page 139

Backlog, page 151

9. We note the qualification in the final sentence of the second to last paragraph under this heading. Please advise as to the imprecision and qualitative factors that you refer to.

Certain Relationships and Related Party Transactions, page 167

10. We re-issue comment 25 of our letter dated September 11, 2013. Please disclose Mr. Vahradian's interest in the GTIS transaction. We note that your response to our comment implies that disclosure is not required because Mr. Vahradian's interest is not "direct"; please note that Item 404(a)(4) of Regulation S-K requires disclosure of the approximate dollar amount of the related person's direct or indirect material interest.

You may contact Tracey McKoy at (202)551-3772 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

CC: Via E-mail
       Norman Miller, Esq.
       Winstead PC